

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2021

<u>Via E-mail</u>
Mr. Robert J. Gould
President and Chief Executive Officer
Fulcrum Therapeutics, Inc.
26 Landsdowne Street
Cambridge, MA 02139

> **Re: Fulcrum Therapeutics, Inc.**
> **Form 10-Q for the quarterly period ended September 30, 2020**
> **Exhibit No. 10.1 Collaboration and License Agreement**
> **Exhibit No. 10.2 First Amendment to the Right of Reference and License Agreement**
> **Filed November 10, 2020**
> **File No. 001-38978**

Dear Mr. Gould:

  We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

             Sincerely,

             Division of Corporation Finance